# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ESTEE LAUDER COMPANIES INC, CIK 0001001250
CUSIP: 518439104
Title of class of securities: CLASS A COMMON STOCK PAR VALUE $.01 PER SHARE
Address of issuer's principal executive offices: 767 FIFTH AVE, New York, New York (NY), 10153
Date of event which requires filing of this statement: 04/08/2026
Amends the filing with accession number 0000950103-24-017538
Filed by CIK 0001008090
Persons authorized to receive notices and communications: PAULA A. RYAN, ESQ., DAVIS POLK & WARDWELL LLP, 450 LEXINGTON AVENUE, New York, New York (NY), 10017, 212-450-4000

## Reporting persons
- Aerin Lauder (CIK 0001008090): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 14,191,415; shared voting power 4,910,594; sole dispositive power 14,191,415; shared dispositive power 4,910,594; aggregate amount beneficially owned 19,102,009 (7.2% of the class)
  Comment: This Amendment No. 8 (this "Amendment") is the eighth amendment to the Statement on Schedule 13D that was initially filed with the Securities and Exchange Commission on January 14, 2009 by The Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust (the "ALZ 2008 GRAT") and Aerin Lauder, a/k/a Aerin Lauder Zinterhofer ("ALZ" or the "Reporting Person"), as amended by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on May 27, 2010, Amendment No. 3 filed on April 23, 2015, Amendment No. 4 filed on May 8, 2019, Amendment No. 5 filed on June 14, 2021, Amendment No. 6 filed on August 30, 2021, and Amendment No. 7 filed on December 10, 2024 (the "Schedule 13D"). The ALZ 2008 GRAT ceased to be a reporting person on this Schedule 13D upon the filing of Amendment No. 3 described in the preceding sentence. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: CLASS A COMMON STOCK PAR VALUE $.01 PER SHARE
Name of issuer: ESTEE LAUDER COMPANIES INC
Address of issuer's principal executive offices: 767 FIFTH AVE, New York, New York (NY), 10153

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment is being filed solely as a result of (i) a transfer of Class B Common Stock, effective April 8, 2026, to the RSL Shares Trust u/a/d March 2, 2026 (the "RSL Shares Trust"), of which ALZ is sole trustee (the "Transfer to RSL Trust") and (ii) the appointment of ALZ as the shares trustee, effective March 18, 2026, of The 2012 RSL 4202 Trust (the "Change in 4202 Trustee").

On March 2, 2026, ALZ was appointed sole trustee of the RSL Shares Trust. On April 8, 2026, Ronald S. Lauder transferred 4,768,846 shares of Class B Common Stock to the RSL Shares Trust, and ALZ as sole trustee became beneficial owner of such shares. No consideration was paid in connection with the appointment of ALZ as the trustee. In connection with Mr. Lauder's transfer of shares, (i) the RSL Shares Trust became a party to the Stockholders' Agreement and (ii) Mr. Lauder's rights under the Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2003), were assigned to the RSL Shares Trust.

On March 18, 2026, ALZ replaced David A. Stein as shares trustee of the 4202 Trust, which indirectly holds, through 4202 Corporation, its wholly owned subsidiary, 36,961 shares of Class B Common Stock, and became beneficial owner of such shares. No consideration was paid in connection with the Change in 4202 Trustee.

## Item 4. Purpose of Transaction
Purpose of transaction: The Transfer to RSL Trust occurred on April 8, 2026, and the Change in 4202 Trustee occurred on March 18, 2026, as described in Item 3 of this Amendment. These transactions occurred for estate planning purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Amendment are incorporated herein by reference.

The Transfer to RSL Trust and the Change in 4202 Trustee occurred on April 8, 2026 and March 18, 2026, respectively, as described in Item 3 of this Amendment.

The Reporting Person currently has no plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to change her plans at any time, as she deems appropriate, and accordingly the Reporting Person may acquire additional shares of Class B Common Stock in private transactions or additional shares of Class A Common Stock in open market transactions, in each case for investment purposes, and may dispose of shares of Class A Common Stock and Class B Common Stock.

After giving effect to the Transfer to RSL Trust and Change in 4202 Trustee, the Reporting Person beneficially owns 19,102,009 shares of Class A Common Stock as follows: 1,692 shares of Class A Common Stock held directly by her; 1,675,010 shares of Class A Common Stock via her direct holding of the same number of shares of Class B Common Stock; 7,708,906 shares of Class A Common Stock via her indirect holding of the same number of shares of Class B Common Stock as sole trustee and beneficiary of the ALZ 2000 Revocable Trust; 4,910,594 shares of Class A Common Stock via her indirect holding of the same number of Class B Common Stock as a co-trustee of the 2008 Descendants Trust; 4,768,846 shares of Class A Common Stock via her indirect holding of the same number of Class B Common Stock as sole trustee of the RSL Shares Trust; and 36,961 shares of Class A Common Stock via her indirect holding of the same number of Class B Common Stock as the shares trustee of the 4202 Trust.

Each share of Class B Common Stock (i) is convertible at the option of the holder into one share of Class A Common Stock and (ii) is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation, or soon after a record date for a meeting of stockholders where the outstanding Class B Common Stock constitutes less than 10% of the outstanding shares of common stock of the Issuer. Assuming conversion of all such shares of Class B Common Stock beneficially owned by ALZ after giving effect to the Transfer to RSL Trust and Change in 4202 Trustee, ALZ would beneficially own 19,102,009 shares of Class A Common Stock, which would constitute 7.2% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of January 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2025).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 1,692 shares of Class A Common Stock and the 19,100,317 shares of Class B Common Stock beneficially owned by ALZ after giving effect to the Transfer to RSL Trust and Change in 4202 Trustee constitute 13.7% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of January 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this Amendment and (ii) Item 5(a) hereof are incorporated herein by reference. The Transfer to RSL Trust and Change in 4202 Trustee occurred on April 8, 2026 and March 18, 2026, respectively, as described in Item 3 of this Amendment. After giving effect to the Transfer to RSL Trust and Change in 4202 Trustee, ALZ has sole voting and dispositive power with respect to the following: the 1,692 shares of Class A Common Stock held directly by her, the 1,675,010 shares of Class B Common Stock held directly by her, the 7,708,906 shares of Class B Common Stock owned by the ALZ 2000 Revocable Trust with ALZ as the sole trustee, the 4,768,846 shares of Class B Common Stock owned by the RSL Shares Trust with ALZ as the sole trustee and the 36,961 shares of Class B Common Stock indirectly owned by the 4202 Trust with ALZ as the shares trustee. While ALZ serves as a co-trustee of the 4202 Trust, ALZ has sole voting and dispositive power in controlling investment decisions relating to the trust's Class B Common Stock. ALZ, as a co-trustee of the 2008 Descendants Trust, has shared voting and dispositive power with respect to the 4,910,594 shares of Class B Common Stock owned by the 2008 Descendants Trust.
Transactions in the class effected during the past sixty days: Other than the Transfer to RSL Trust on April 8, 2026, and the Change in 4202 Trustee on March 18, 2026, as described in Item 3 of this Amendment, the Reporting Person has not had any transactions in the Class A Common Stock that were effected during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 2, 3, 4 and 5 hereof is incorporated by reference herein.

Additionally, the shares beneficially owned by Mr. Lauder were pledged by Mr. Lauder to secure a loan under a loan facility (the "Loan Facility") with JPMorgan Chase Bank, N.A. (the "Lender"). In connection with the Transfer to RSL Trust, the RSL Shares Trust became a guarantor of such Loan Facility, and the 4,768,846 shares of Class B Common Stock owned by the RSL Shares Trust remained pledged under the Loan Facility through an amended and restated pledge agreement. The Loan Facility provides a line of available credit of up to $100 million. Upon the occurrence of certain events that are customary for this type of Loan Facility, the Lender may exercise its rights to require Mr. Lauder and the RSL Shares Trust to pre-pay the loan proceeds, post additional collateral, or foreclose on, and dispose of, the shares of Class B Common Stock pledged to it in accordance with the terms of the Loan Facility.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Stockholders' Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**

Exhibit 2: Amendment No. 1 to Stockholders' Agreement (filed as Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).**

Exhibit 3: Amendment No. 2 to Stockholders' Agreement (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).**

Exhibit 4: Amendment No. 3 to Stockholders' Agreement (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "FY 1997 Q3 10-Q")).**

Exhibit 5: Amendment No. 4 to Stockholders' Agreement (filed as Exhibit 10.1d to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2000).**

Exhibit 6: Amendment No. 5 to Stockholders' Agreement (filed as Exhibit 10.1e to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2002).**

Exhibit 7: Amendment No. 6 to Stockholders' Agreement (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).**

Exhibit 8: List of parties to Stockholders' Agreement.*

Exhibit 9: Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**

Exhibit 10: First Amendment to Registration Rights Agreement (filed as Exhibit 10.3 to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 1996).**
Exhibit 11: Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to the FY 1997 Q3 10-Q).**

Exhibit 12: Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2001).**

Exhibit 13: Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).**

Exhibit 14: Amendment No. 7 to Stockholders' Agreement (filed as Exhibit 10.7 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).**

Exhibit 15: Transfer Agreement**

Exhibit 16: Guaranty, dated as of April 8, 2026, made by Aerin Lauder Zinterhofer, as Trustee of the RSL Shares Trust, et al.*

*Filed herewith
** Incorporated by reference

## Signatures
- Aerin Lauder: /s/ Aerin Lauder, Aerin Lauder (04/10/2026)